UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 20, 2022

Commission File Number 001-35203

THERATECHNOLOGIES INC.

(Translation of registrant’s name into English)

2015 Peel Street, Suite 1100

Montréal, Québec, Canada

H3A 1T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

EXPLANATORY NOTE

This Form 6-K/A is being filed to amend the Form 6-K dated July 13, 2022, solely to incorporate by reference Exhibit 99.1 to this Form 6-K into the registrant’s Registration Statement on Form F-10 (File No. 333-261289) and to include a statement that the press release is a “designated news release” under Canadian securities law, which was previously excluded in error.

INCORPORATION BY REFERENCE

This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statement on Form F-10 (File No. 333-261289).

THERATECHNOLOGIES INC.

Exhibit	Description

99.1	Press Release Dated July 13, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THERATECHNOLOGIES INC.

By:	/s/ Jocelyn Lafond
Name: Jocelyn Lafond
Title: General Counsel

Date: July 20, 2022